

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

William Bullock, Jr
EVP and Chief Financial Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

      Re: ConocoPhillips
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed February 15, 2024
          File No. 001-32395

Dear William Bullock:

      We have reviewed your April 3, 2024 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis
Income Statement Analysis, page 41

1.   We note your response to prior comments one and two, indicating that you believe no incremental discussion and analysis should be necessary because you operate a commodity business and have already provided a qualitative discussion of the pricing environment and reported average daily production volumes and average unit prices, which you regard as the relevant "primary material activity drivers."

      You indicate that such disaggregated quantitative information allows investors to view the business from management's perspective, though do not explain why you believe that a discussion and analysis of annual revenues and annual production in an annual report would not also be essential or fundamental to the view, and material to an assessment of your results of operations. You do not explain why you believe the requirement for the discussion and analysis to be "of the financial statements" could accommodate a narrative that excludes key financial measures that are required to be reported in your financial statements under generally accepted accounting principles.

With regard to the reasons for material changes in line items, you indicate that you are using the terms "primarily" or "partially offset by" when describing such reasons and that the absence of quantification "conveys the concept that no individual item needs to be quantified to assist the reader in understanding a variance." However, you have not explained how your concept on need reconciles to the requirement to describe such reasons in both quantitative and qualitative terms, nor shown how the concept has been applied in determining whether you would provide quantification.

We continue to believe that substantial revisions will be necessary to address our prior comments, to include a discussion and analysis of the periodic activity that is reported in your financial statements for each period, and the total volumes of production underlying annual sales/revenues. We re-issue prior comments one and two.

 Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation